SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

QWEST COMMUNICATIONS INTERNATIONAL INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.50% CONVERTIBLE SENIOR NOTES DUE 2025

(Title of Class of Securities)

749121 BY 4

(CUSIP Numbers of Class of Securities)

Stephen E. Brilz

Vice President and Deputy General Counsel

Qwest Communications International Inc.

1801 California Street

Denver, Colorado 80202

303-992-1400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:

Richard M. Russo

Gibson, Dunn & Crutcher LLP

1801 California Street, Suite 4200

Denver, Colorado 80202

303-298-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,440,898,250.00	$102,736.05

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that all 3.50% Convertible Senior Notes due 2025 (the “Convertible Notes”) of Qwest Communications International Inc. (the “Company”) outstanding as of July 9, 2010 will be purchased pursuant to the Offer (as defined herein) at a purchase price of $1,139.05 per $1,000 principal amount of Convertible Notes, based on the average of the high and low prices per share of the Company’s common stock reported on the New York Stock Exchange on July 9, 2010. The final purchase price per $1,000 principal amount of Convertible Notes will be determined in accordance with the pricing formula described in the Company’s Offer to Purchase, dated July 13, 2010. As of July 9, 2010, there were Convertible Notes outstanding in an aggregate principal amount of $1,265,000,000.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and is equal to $71.30 per $1,000,000 of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed with the Securities and Exchange Commission (the “SEC”) by Qwest Communications International Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash (the “Offer”) any and all of its outstanding 3.50% Convertible Senior Notes due 2025 (the “Convertible Notes”) upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated July 13, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), each of which is attached as an exhibit to this Schedule TO. The Offer will expire at 5:00 p.m., New York City time, on Thursday, August 12, 2010, unless the Offer is extended or earlier terminated by the Company (such date as it may be extended by the Company, the “Expiration Date”).

Upon the terms and subject to the conditions of the Offer, holders of Convertible Notes who validly tender and do not validly withdraw their Convertible Notes at or prior to 5:00 p.m., New York City time, on the Expiration Date, will receive, for each $1,000 principal amount of such Convertible Notes, a cash purchase price equal to the sum of (i) the Average VWAP (as defined herein) of the Company’s common stock multiplied by 206.3354 (which is the number of shares of the Company’s common stock currently issuable upon conversion of $1,000 principal amount of Convertible Notes) plus (ii) a fixed cash amount of $30.00, provided that in no event will the purchase price per $1,000 principal amount of such Convertible Notes be less than $1,000.00 or more than $1,170.00. In addition, holders will receive in respect of their Convertible Notes that are accepted for purchase accrued and unpaid interest on such Convertible Notes to, but excluding, the settlement date of the Offer. All amounts payable pursuant to the Offer will be rounded to the nearest cent.

“Average VWAP” is the arithmetic average of the daily volume weighted average price per share of the Company’s common stock on the New York Stock Exchange on each trading day during the period of 20 consecutive trading days beginning on July 14, 2010 and ending on August 10, 2010. The per share volume weighted average price of the Company’s common stock for a given day is shown on the Bloomberg Q.N<EQUITY>AQR page (or its equivalent successor if such page is not available).

The Company will determine the final purchase price promptly after the close of trading on the New York Stock Exchange on August 10, 2010 (the “Pricing Date”). The Company will announce the final purchase price no later than 4:30 p.m., New York City time, on the Pricing Date, and the final purchase price will also be available by that time at http://www.gbsc-usa.com/Qwest and from Global Bondholder Services Corporation, the Information Agent for the Offer.

Information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “Summary Terms of the Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.    The issuer is Qwest Communications International Inc., a Delaware corporation. The mailing address of the Company’s principal executive office is 1801 California Street, Denver, Colorado 80202. The Company’s telephone number at that address is (303) 992-1400.

(b) Securities.    The subject securities are the Company’s 3.50% Convertible Senior Notes due 2025. As of July 9, 2010, there were Convertible Notes outstanding in an aggregate principal amount of $1,265,000,000.

(c) Trading Market and Price.    The information set forth in the Offer to Purchase in the section entitled “The Offer—Market and Recent Prices for the Convertible Notes and the Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.    The filing person and issuer is Qwest Communications International Inc., a Delaware corporation. The mailing address of the Company’s principal executive office is 1801 California Street, Denver, Colorado 80202. The Company’s telephone number at that address is (303) 992-1400. As required by General Instruction C to Schedule TO, the table below names all of the directors and executive officers of the Company. No single person or group of persons controls the Company. The business address and telephone number of each director and executive officer is: c/o Qwest Communications International Inc., 1801 California Street, Denver, Colorado 80202, telephone number (303) 992-1400.

Name	Position
Edward A. Mueller	Chairman of the Board of Directors and Chief Executive Officer

Charles L. Biggs	Director

K. Dane Brooksher	Director

Peter S. Hellman	Director

R. David Hoover	Director

Patrick J. Martin	Director

Caroline Matthews	Director

Wayne W. Murdy	Director

Jan L. Murley	Director

Michael J. Roberts	Director

James A. Unruh	Director

Anthony Welters	Director

Richard N. Baer	Executive Vice President, General Counsel and Chief Administrative Officer

Joseph J. Euteneuer	Executive Vice President and Chief Financial Officer

Teresa A. Taylor	Executive Vice President and Chief Operating Officer

C. Daniel Yost	Executive Vice President, Mass Markets Group

Christopher K. Ancell	Executive Vice President, Business Markets Group

R. William Johnston	Senior Vice President, Controller and Chief Accounting Officer

Item 4.	Terms of the Transaction.

(a) Material Terms.    The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer”, “The Offer” and “Purposes, Effects and Plans” is incorporated herein by reference.

(b) Purchases.    The information set forth in the Offer to Purchase in the section entitled “The Offer—Security Ownership” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Agreements Involving the Convertible Notes

The Company has entered into the following agreements involving the Convertible Notes (each of which is filed as an exhibit to this Schedule TO):

•

Senior Debt Securities Indenture, dated as of November 8, 2005, by and between Qwest Communications International Inc. and U.S. Bank National Association (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on November 14, 2005, File No. 001-15577); and

•

First Supplemental Indenture, dated as of November 8, 2005, by and between Qwest Communications International Inc. and U.S. Bank National Association (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on November 14, 2005, File No. 001-15577).

The information set forth in the Offer to Purchase in the section entitled “Purposes, Effects and Plans—Redemption of the Convertible Notes Pursuant to the Merger Agreement” and “Purposes, Effects and Plans—Material Differences in the Rights of Convertible Note Holders as a Result of the Offer” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.    The information set forth in the Offer to Purchase in the section entitled “Purposes, Effects and Plans—Purposes of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.    The information set forth in the Offer to Purchase in the section entitled “Purposes, Effects and Plans—Retirement and Cancellation” is incorporated herein by reference.

(c) Plans.    The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer—If the Offer is completed and I do not participate in the Offer, how will my rights and obligations under my untendered Convertible Notes be affected?” and “Purposes, Effects and Plans” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.    The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.    Not applicable.

(d) Borrowed Funds.    Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a) Security Ownership.    The information set forth in the Offer to Purchase in the section entitled “The Offer—Security Ownership” is incorporated herein by reference.

(b) Securities Transactions.    The information set forth in the Offer to Purchase in the section entitled “The Offer—Security Ownership” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase in the sections entitled “The Offer—Persons Employed in Connection with the Offer” and “The Offer—No Recommendation” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Not applicable.

(b) Not applicable.

Item 11.	Additional Information.

(a) Not Applicable.

(b) The information contained in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

The following are attached as exhibits to this Schedule TO:

(a)(1)(i)	Offer to Purchase, dated July 13, 2010.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Withdrawal.*

(a)(5)(i)	Press Release, dated July 13, 2010.*

(a)(5)(ii)	Press Release, dated July 13, 2010.*

(b)	Not applicable.

(d)(1)	Senior Debt Securities Indenture, dated as of November 8, 2005, by and between Qwest Communications International Inc. and U.S. Bank National Association (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on November 14, 2005, File No. 001-15577).

(d)(2)	First Supplemental Indenture, dated as of November 8, 2005, by and between Qwest Communications International Inc. and U.S. Bank National Association (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on November 14, 2005, File No. 001-15577).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QWEST COMMUNICATIONS INTERNATIONAL INC.

DATE: July 13, 2010	By:	/s/ Stephen E. Brilz
	Name:	Stephen E. Brilz
	Title:	Vice President and Assistant Secretary

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated July 13, 2010.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Withdrawal.*

(a)(5)(i)	Press Release, dated July 13, 2010.*

(a)(5)(ii)	Press Release, dated July 13, 2010.*

(d)(1)	Senior Debt Securities Indenture, dated as of November 8, 2005, by and between Qwest Communications International Inc. and U.S. Bank National Association (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on November 14, 2005, File No. 001-15577).

(d)(2)	First Supplemental Indenture, dated as of November 8, 2005, by and between Qwest Communications International Inc. and U.S. Bank National Association (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on November 14, 2005, File No. 001-15577).

*	Filed herewith